Filed by one, pursuant to
Rule 425 under the Secur ities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange act of 1934
Subject Company: MarkForged, Inc.
Registration No.: 333-254973

Watertown, Mass. – July 6, 2021. On July 1, 2021, MarkForged, Inc. (“Markforged”) received a letter from Continuous Composites, a company based in Idaho, containing a notice of purported infringement of four of its U.S. patents, all relating to continuous fiber materials.  Based on Markforged’s and its outside counsel’s review to date of Continuous Composite’s claims, Markforged believes that its Continuous Fiber Composite 3D Printers do not practice the claims of these four related patents.  While Markforged takes any claims of infringement seriously, Markforged believes that Continuous Composite’s claims are baseless and without merit. Continuous Composites may choose to pursue its claims in court or otherwise. If Continuous Composites chooses to pursue its claims, Markforged will vigorously defend against them and pursue all other remedies available against Continuous Composites and its patents.

About Markforged

Markforged transforms manufacturing with 3D metal and continuous carbon fiber printers capable of producing parts tough enough for the factory floor. The Markforged Digital Forge brings the power and speed of agile software development to industrial manufacturing, combining hardware, software, and materials to eliminate the barriers between design and functional parts. Engineers, designers, and manufacturing professionals all over the world rely on Markforged metal and composite printers for tooling, fixtures, functional prototyping, and high-value end-use production. Founded in 2013 and based in Watertown, Mass., Markforged has more than 250 employees globally. Markforged has been recognized by Forbes in the Next Billion-Dollar Startups list, and was listed as the #2 fastest-growing hardware company in the US in the 2019 Deloitte Fast 500. In February 2021, Markforged announced it entered into a definitive agreement to merge with one (NYSE: AONE), a special purpose acquisition company founded and led by technology industry veteran Kevin Hartz. The transaction is expected to close in the summer of 2021, subject to regulatory and stockholder approvals, and other customary closing conditions. The combined company will retain the Markforged name and be listed on the NYSE under the ticker symbol “MKFG”.

 About one

one is a special purpose acquisition company sponsored by A* formed for the purpose of effecting a business combination with one or more businesses in the innovation economy. one completed its initial public offering in August 2020 raising $215 million in cash proceeds. A* was founded and is led by technology industry veteran Kevin Hartz.

Participants in the Solicitation

one and Markforged and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the Securities Exchange Commission (the “SEC”). Information about the directors and executive officers of one and Markforged are set forth in one’s Proxy Statement and Prospectus filed pursuant to Rule 424B(3) with the SEC on June 24, 2021 (the “Registration Statement”), and other filings with the SEC that are available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the one shareholders in connection with the potential transaction are set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This disclosure is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of one, the combined company or Markforged, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

 Special Note Regarding Forward-Looking Statements

This disclosure contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although Markforged believes that it has a reasonable basis for each forward-looking statement contained in this disclosure, Markforged cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements in this disclosure include, but are not limited to, statements regarding the functionality and applications of Markforged’s products, the validity of the purported infringement claims against Markforged, the likelihood of success of an infringement claim against Markforged and the possibility that an infringement claim could be brought against Markforged and that such claim could be decided against Markforged. Markforged cannot assure you that the forward-looking statements in this disclosure will prove to be accurate. Markforged only recently received the letter and is in the preliminary stages of investigating Continuous Composite’s claims, and additional information may come to light which could affect the assessment of the claims. As a result, there can be no guaranty that Markforged will be successful in the defense of these claims These forward looking statements are subject to a number of risks and uncertainties, including, among others, those factors discussed under the header “Risk Factors” in the Registration Statement and those included under the header “Risk Factors” in one’s Annual Report on Form 10-K and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that Markforged will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this disclosure represent Markforged’s views as of the date of this disclosure. Markforged anticipates that subsequent events and developments will cause its views to change. However, while Markforged may elect to update these forward-looking statements at some point in the future, Markforged has no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Markforged’s views as of any date subsequent to the date of this disclosure.